

June 19, 2020

<u>Via E-mail</u>

Gary Simon, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza, 12th Floor
New York, NY 10004

> **Re: Broadway Financial Corporation**
> **PRRN14A Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2020 by The Capital Corps, LLC et al.**
> **File No. 001-39043**
>
> **Amendment No. 5 to Schedule 13D**
> **Filed May 29, 2020 by The Capital Corps, LLC et al.**
> **File No. 005-46823**

Dear Mr. Simon:

We have reviewed the above-captioned filings and your response dated June 18, 2020. We have the following comment.

<u>Amendment No. 5 to Schedule 13D</u>

1. We have considered your response to comment 8 and are unable to agree with your assertion that the participants have "not engaged in any solicitation." Please note that a solicitation is not predicated on a party filing a definitive proxy statement. Rather, a solicitation includes the furnishing of a communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. See Rule 14a-1(l)(1)(iii).

*   *   *

Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin, Special Counsel, at (202) 551-3444.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions